Exhibit 99.2

Oculis Holding AG

Consolidated Financial Statements

Oculis Holding AG Zug Report of the statutory auditor to the General Meeting on the consolidated financial statements 2023

Report of the statutory auditor

to the General Meeting of Oculis Holding AG

Zug

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Oculis Holding AG and its subsidiaries (the Group), which comprise the consolidated statement of financial position as of December 31, 2023, and the consolidated statement of loss, the consolidated statement of comprehensive loss, the consolidated statement of changes in equity, the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as of December 31, 2023 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview	Overall Group materiality: CHF 2,580 thousand

We concluded full scope audit work at 3 entities, which addressed over 95% of Group’s total operating expenses. In addition, specified procedures were performed on a further 3 entities representing a further 3% of the Group’s total operating expenses.

As key audit matter the following area of focus has been identified: Accounting Impact of the Capital Reorganization

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, 1001 Lausanne, Switzerland

Téléphone: +41 58 792 81 00, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	CHF 2,580 thousand
Benchmark applied	Adjusted loss before tax
Rationale for the materiality benchmark applied

We chose adjusted loss before tax as the benchmark, to be aligned with the common practice in the U.S. for clinical stage life science companies while considering non-recurring items related to the capital reorganization. In addition, in our view, the applied benchmark is aligned with investors and Audit Committee expectations.

We agreed with the Audit Committee that we would report to them misstatements above CHF 258 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

Oculis is a global biopharmaceutical company purposefully driven to save sight and improve eye care. Headquartered in Switzerland, the Group also has operations in the U.S., Iceland, France and Hong-Kong.

The Group’s financial statements are a consolidation of 7 reporting units. We identified 3 reporting units that, in our view, required a full scope audit due to their size or risk characteristics. Specified procedures were also carried out at a further 3 reporting entities to give appropriate coverage of material balances. The majority of the audit procedures was performed by the Group auditor out of Switzerland.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Accounting Impact of the Capital Reorganization

Key audit matter	How our audit addressed the key audit matter

As described in Notes 2, 4, 5, 7C, 13, 15, 16 and 18 to the consolidated financial statements, as of March 2, 2023, a capital reorganization took place within the Group as a result of the merger with European Biotech Acquisition Corp. (“EBAC”), and resulted in the listing of Oculis Holding AG on the NASDAQ. The accounting treatment for the capital reorganization entailed a high degree of complexity including the impact related to the

Addressing the matter involved performing procedures and evaluating audit evidence. These procedures included, among others:

-
obtaining a detailed understanding of the transaction through inquiries with management and review of management’s reorganization

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issuance of both ordinary shares to EBAC and Legacy Oculis (formerly Oculis SA) stockholders as well as contingently issuable shares. Despite EBAC being the legal acquirer, Legacy Oculis was determined to be the accounting acquirer for financial reporting purposes. As a result, Oculis incurred merger and listing expense of CHF 34,863 thousand corresponding with charges associated with the capital reorganization, which included non-cash issuance charge representing the difference in the fair value of equity in instruments held by EBAC stockholders over the fair value of identifiable net assets of EBAC. Also, the transaction was accounted for a capital reorganization. Legacy Oculis and EBAC incurred costs directly related to the capital reorganization (“Transaction costs”) of CHF 4,821 thousand associated with equity issuance, which qualify for capitalization and are accounted for as a deduction of share premium. To capture costs associated with the new equity, the Group allocated non-directly attributable capitalizable transaction costs to the various transaction components at the percentages of 38% and 62% for new shares and old shares, respectively.

The principal considerations for our determination that performing procedures relating to the accounting impact of the capital reorganization is a key audit matter are the significant complexities and judgements of the capital reorganization that required a high degree of IFRS technical knowledge. This in turn led to a high degree of audit effort in applying procedures relating to the accounting impact of the capital reorganization to the consolidated financial statements.

step-plan and how this was effectuated through the associated accounting entries;
-
tracing the details of the accounting entries to the underlying agreements and cash movements as applicable;
-
we assessed, with the support of financial reporting specialists (i) the accounting treatment under IFRS of the impact of the capital reorganization, (ii) the accounting treatment of the non-cash issuance costs and (iii) the accounting treatment of the capitalizable transaction costs.

On the basis of the procedures performed, we consider that the significant judgements applied and conclusions drawn by management with respect to the Accounting Impact of the Capital Reorganization were reasonable.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the consolidated financial statements

The Board of Directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern

4 Oculis Holding AG | Report of the statutory auditor to the General Meeting

basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISAs and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

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Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Alex Fuhrer
Licensed audit expert Auditor in charge	Licensed audit expert

Lausanne, March 19, 2024

6 Oculis Holding AG | Report of the statutory auditor to the General Meeting

Oculis Holding AG, Zug

Consolidated Statements of Financial Position

(in CHF thousands)

		As of December 31,	As of December 31,
	Note	2023	2022
ASSETS

Non-current assets
Property and equipment, net	8	288	365
Intangible assets	9	12,206	12,206
Right-of-use assets	10	755	758
Other non-current assets		89	74
Total non-current assets		13,338	13,403

Current assets
Other current assets	11	8,488	2,959
Accrued income	11	876	912
Short-term financial assets	14	53,324	-
Cash and cash equivalents	14	38,327	19,786
Total current assets		101,015	23,657

TOTAL ASSETS		114,353	37,060

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	16	366	39
Share premium	16	288,162	10,742
Reserve for share-based payment	13	6,379	2,771
Actuarial loss on post-employment benefit obligations	12	(1,072)	(264)
Treasury shares	16	-	(1)
Cumulative translation adjustments		(327)	(300)
Accumulated losses		(199,780)	(110,978)
Total equity		93,728	(97,991)

Non-current liabilities
Long-term lease liabilities	10	431	491
Long-term financial debt	15	-	122,449
Long-term payables		378	-
Defined benefit pension liabilities	12	728	91
Total non-current liabilities		1,537	123,031

Current liabilities
Trade payables		7,596	3,867
Accrued expenses and other payables	17	5,948	8,011
Short-term lease liabilities	10	174	142
Warrant liabilities	18	5,370	-
Total current liabilities		19,088	12,020

Total liabilities		20,625	135,051

TOTAL EQUITY AND LIABILITIES		114,353	37,060

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Consolidated Statements of Loss

(in CHF thousands, except loss per share data)

		For the years ended December 31,
	Note	2023	2022	2021
Grant income	7. (A) / 11	883	912	960
Operating income		883	912	960
Research and development expenses	7. (B)	(29,247)	(22,224)	(9,568)
General and administrative expenses	7. (B)	(17,487)	(11,064)	(4,624)
Merger and listing expense	7. (B)	(34,863)	-	-
Operating expenses		(81,597)	(33,288)	(14,192)

Operating loss		(80,714)	(32,376)	(13,232)

Finance income	7. (C)	1,429	126	21
Finance expense	7. (C)	(1,315)	(6,442)	(5,120)
Fair value adjustment on warrant liabilities	7. (C) / 18	(3,431)	-	-
Foreign currency exchange (loss) gain	7. (C)	(4,664)	49	(193)
Finance result		(7,981)	(6,267)	(5,292)

Loss before tax for the period		(88,695)	(38,643)	(18,524)

Income tax expense	7. (D)	(107)	(55)	(27)

Loss for the period		(88,802)	(38,698)	(18,552)

Loss per share:
Basic and diluted loss attributable to equity holders	22	(2.97)	(11.32)	(5.84)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Consolidated Statements of Comprehensive Loss

(in CHF thousands)

		For the years ended December 31,
	Note	2023	2022	2021
Loss for the period		(88,802)	(38,698)	(18,552)
Other comprehensive loss

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit plans	12	(808)	744	88
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	2. (D)	(5,005)	3	(28)
Foreign currency translation differences recycling	5	4,978	-	-
Other comprehensive profit/(loss) for the period		(835)	747	60

Total comprehensive loss for the period		(89,637)	(37,951)	(18,492)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Consolidated Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy Oculis share capital			Legacy Oculis treasury shares		Oculis share capital
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of December 31, 2020 (as previously reported)		2,967,155	297	(100,000)	(100)	-	-	9,609	1,640	(275)	(1,096)	(53,728)	(43,654)
Retroactive application of the recapitalization due to the business combination	5 / 2 (B) / 16	424,985	(263)	(14,323)	99	-	-	164	-	-	-	-	-
Balance as of January 1, (effect of the recapitalization)		3,392,140	34	(114,323)	(1)	-	-	9,773	1,640	(275)	(1,096)	(53,728)	(43,654)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(18,552)	(18,552)
Other comprehensive profit/(loss):
Actuarial gain on post-employment benefit obligations	4. (C) / 12	-	-	-	-	-	-	-	-	-	88	-	88
Foreign currency translation differences	2. (D)	-	-	-	-	-	-	-	-	(28)	-	-	(28)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	(28)	88	(18,552)	(18,492)
Share-based compensation expense	13	-	-	-	-	-	-	-	328	-	-	-	328
Restricted shares awards		441,419	4	-	-	-	-	872	-	-	-	-	876
Transaction costs		-	-	-	-	-	-	(12)	-	-	-	-	(12)
Balance as of December 31, 2021 (effect of the recapitalization)		3,833,559	38	(114,323)	(1)	-	-	10,632	1,967	(303)	(1,008)	(72,280)	(60,955)

Balance as of December 31, 2021 (as previously reported)		3,353,271	335	(100,000)	(100)	-	-	10,434	1,967	(303)	(1,008)	(72,280)	(60,955)
Retroactive application of the recapitalization due to the business combination	5 / 2 (B) / 16	480,288	(297)	(14,323)	99	-	-	198	-	-	-	-	-
Balance as of January 1, 2022 (effect of the recapitalization)		3,833,559	38	(114,323)	(1)	-	-	10,632	1,967	(303)	(1,008)	(72,280)	(60,955)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(38,698)	(38,698)
Other comprehensive profit/(loss):
Actuarial gain on post-employment benefit obligations	4. (C) / 12	-	-	-	-	-	-	-	-	-	744	-	744
Foreign currency translation differences	2. (D)	-	-	-	-	-	-	-	-	3	-	-	3
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	3	744	(38,698)	(37,951)
Share-based compensation expense	13	-	-	-	-	-	-	-	804	-	-	-	804
Transaction costs		-	-	-	-	-	-	(9)	-	-	-	-	(9)
Stock option exercised	13	61,163	1	-	-	-	-	119	-	-	-	-	120
Balance as of December 31, 2022 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)

Balance as of December 31, 2022 (as previously reported)		3,406,771	340	(100,000)	(100)	-	-	10,540	2,771	(300)	(264)	(110,978)	(97,991)
Retroactive application of the recapitalization due to the business combination	5 / 2 (B) / 16	487,951	(301)	(14,323)	99	-	-	202	-	-	-	-	-
Balance as of January 1, 2023 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	(88,802)	(88,802)
Other comprehensive profit/(loss):
Actuarial loss on post-employment benefit obligations	4. (C) / 12	-	-	-	-	-	-	-	-	-	(808)	-	(808)
Foreign currency translation differences	2. (D)	-	-	-	-	-	-	-	-	(5,005)	-	-	(5,005)
Foreign currency translation differences recycling	5	-	-	-	-	-	-	-	-	4,978	-	-	4,978
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	(27)	(808)	(88,802)	(89,637)
Share-based compensation expense	13	-	-	-	-	-	-	-	3,608	-	-	-	3,608
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	5 / 16	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	5 / 15 / 16	-	-	-	-	16,496,603	165	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	5 / 16	-	-	-	-	7,118,891	71	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	5 / 16	-	-	-	-	1,967,000	20	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	5 / 16	-	-	-	-	3,370,480	33	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	5 / 16	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	5 / 16	-	-	-	-	3,654,234	36	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	5 / 16	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Stock option exercised	13 / 16	-	-	-	-	112,942	1	273	-	-	-	-	274
Issuance of shares in connection with warrant exercises	16 / 18	-	-	-	-	149,156	2	1,726	-	-	-	-	1,728
Balance as of December 31, 2023		-	-	-	-	36,649,705	366	288,162	6,379	(327)	(1,072)	(199,780)	93,728

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Consolidated Statements of Cash Flows

(in CHF thousands)

		For the years ended December 31,
	Note	2023	2022	2021
Operating activities
Loss before tax for the period		(88,695)	(38,643)	(18,524)

Non-cash adjustments:
- Financial result		3,454	(500)	53
- Depreciation of property and equipment	8	125	132	88
- Depreciation of right-of-use assets	10	162	167	147
- Share-based compensation expense	13	3,608	804	328
- Payroll expenses related to restricted stock	13 / 16	-	-	876
- Interest expense on Series B and C preferred shares	15 / 7.(C)	1,266	6,343	4,996
- Interest on lease liabilities	10	42	45	49
- Post-employment benefits	12	(171)	(9)	(139)
- Non-realized foreign exchange differences	15 / 7.(C)	(30)	583	(792)
- Fair value adjustment on warrant liabilities	18	3,431	-	-
- Merger and listing expense	5	34,863	-	-
Working capital adjustments:
- De/(Increase) in other current assets	11	(5,556)	(1,796)	(731)
- De/(Increase) in accrued income	11	36	(152)	233
- Changes in receivables/payables from/to related parties		-	-	29
- (De)/Increase in trade payables		3,729	3,043	30
- (De)/Increase in accrued expenses and other payables	17	(11,549)	4,903	(352)
- (De)/Increase in other operating assets/liabilities		(29)	-	-
- (De)/Increase in long-term payables		378	-	-

Interest received		1,238	126	-
Interest paid on lease liabilities		(46)	(100)	(116)
Taxes paid		(101)	(20)	-
Net cash outflow from operating activities		(53,845)	(25,074)	(13,825)

Investing activities
Payment for purchase of property and equipment, net	8	(48)	(65)	(28)
Payment for short-term financial assets, net	14	(54,163)	-	-
Payment for purchase of intangible assets	9	-	(3,483)	-
Net cash outflow from investing activities		(54,211)	(3,548)	(28)

Financing activities
Proceeds from the shares issued to PIPE investors	5	67,054	-	-
Proceeds from the shares issued to CLA investors	5	18,368	-	-
Proceeds from EBAC non-redeemed shareholders	5	12,014	-	-
Transaction costs related to the business combination	5	(4,607)	(214)	-
Proceeds from sale of shares in public offering	5	38,179	-	-
Transactions costs related to equity issuance in public offering	5	(2,983)	-	-
Proceeds from exercises of warrants	18	1,531	-	-
Proceeds from stock options exercised	13 / 16	274	120	-
Proceeds from issuance of preferred shares, classified as liabilities	15	-	2,030	56,096
Transaction costs for issuance of preferred shares, classified as liabilities/capital increase		-	(63)	(804)
Principal payment of lease obligations	10	(158)	(159)	(98)
Net cash inflow from financing activities		129,672	1,714	55,194

Increase/(Decrease) in cash and cash equivalents		21,616	(26,909)	41,341

Cash and cash equivalents, beginning of period	14	19,786	46,277	4,952
Effect of foreign exchange rate changes		(3,075)	418	(16)
Cash and cash equivalents, end of period	14	38,327	19,786	46,277

Net cash and cash equivalents variation		21,616	(26,909)	41,341

Supplemental Non-Cash Financing Information
Transaction costs recorded in accrued expenses and other payables/trade payables		378	356	-

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG, Zug

Notes to the consolidated financial statements

1.
CORPORATE INFORMATION

Oculis Holding AG ("Oculis" or "the Company") is a stock corporation ("Aktiengesellschaft") with its registered office at Bahnhofstrasse 7, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls six wholly-owned subsidiaries: Oculis Operations GmbH ("Oculis Operations") with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf ("Oculis Iceland"), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl ("Oculis France") which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. ("Oculis US") with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020, Oculis HK, Limited ("Oculis HK") which was incorporated in Hong Kong, China on June 1, 2021 and Oculis Merger Sub II Company ("Merger Sub 2") which was incorporated in the Cayman Islands on January 3, 2023 and is pending dissolution which will be completed in April 2024. The Company and its wholly-owned subsidiaries form the Oculis Group (the "Group"). Prior to the Business Combination (as defined in Note 5), Oculis SA ("Legacy Oculis"), which was incorporated in Lausanne, Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis U.S. and Oculis HK formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis.

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of pharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. As a global biopharmaceutical company, Oculis is developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

The consolidated financial statements of Oculis as of and for the year ended December 31, 2023, were approved and authorized for issue by the Company's Board of Directors on March 15, 2024.

2.
BASIS OF PREPARATION
(A)
Going concern

The Group's accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The recent business combination with European Biotech Acquisition Corp. (“EBAC”) and the listing in NASDAQ early in March 2023 raised additional funding to secure business continuity as explained under note 5. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. To date, the Company has financed its cash requirements primarily through the sale of its preferred stock, proceeds from the Business Combination, PIPE Financing and conversion of CLA and the sale of its common stock. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

The consolidated financial statements of Oculis are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”).

Prior to consummation of the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its subsidiaries. Legacy Oculis became a wholly-owned subsidiary of the Company as a result of the Business Combination. In accordance with the BCA and described in Note 5, Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares (after cancellation of 100,000

Legacy Oculis treasury shares) at the Exchange Ratio. The number of ordinary shares, and the number of ordinary shares within the loss per share held by the shareholders prior to the Business Combination have been adjusted by the Exchange Ratio to reflect the equivalent number of ordinary shares in the Company.

Reclassifications: given the immateriality of amounts recorded in financial assets and deferred income tax assets as of December 31, 2023 and 2022, these line items have been aggregated into Other non-current assets in the Consolidated Statements of Financial Position presented herein.

(C)
Basis of measurement

The policies set out below are consistently applied to all the years presented. The consolidated financial statements have been prepared under the historical cost convention, unless stated otherwise in the accounting policies in Note 3.

The totals are calculated with the original unit amounts, which could lead to rounding differences. These differences in thousands of units are not changed in order to keep the accuracy of the original data.

(D)
Functional currency

The consolidated financial statements of the Group are expressed in CHF, which is the Company's functional and presentation currency. The functional currency of the Company's subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at yearly average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. The policies set out below are consistently applied to all the years presented, unless otherwise stated.

(A)
Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

(B)
Foreign currency transactions

Foreign currency transactions are translated into the functional currency, Swiss Francs (CHF), using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the statements of loss in the period in which they arise.

(C)
Group accounting

Oculis has six wholly owned subsidiaries, including Oculis Operations, Oculis Iceland, Oculis France, Oculis US, Oculis HK and Merger Sub 2. The Company's consolidated financial statements present the aggregate of the six Group entities, after elimination of intra-group transactions, balances, investments and capital.

(D)
Segment reporting

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, has one reporting segment.

The Company has locations in five countries: Switzerland, Iceland, France, USA and Hong Kong. An analysis of non-current assets by geographic region is presented in Note 6.

(E)
Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the expected contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement date of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate and remain unchanged throughout the lease term. Other variable lease payments are expensed.

On initial recognition, the carrying value of the lease liability also includes amounts expected to be payable under any residual value guarantee, and the exercise price of any purchase option granted in favor of the group if it is reasonably certain to assess that option.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease and initial direct costs incurred.

Subsequent to the initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are depreciated on a straight-line basis over the remaining expected term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the expected payments over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised if the variable future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognized in profit or loss.

(F)
Grant income recognition

Grant income is recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, and in the year when the related expenses are incurred.

(G)
Taxes

Taxes reported in the consolidated statements of loss include current and deferred taxes on profit. Taxes on income are accrued in the same periods as the revenues and expenses to which they relate.

Deferred tax is the tax attributable to the temporary differences that appear when taxation authorities recognize and measure assets and liabilities with rules that differ from those of the consolidated accounts. Deferred income tax is calculated using the liability method and determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. Any changes to the tax rates are recognized in the consolidated statements of loss unless related to items directly recognized in equity or other comprehensive loss.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(H)
Earnings / (loss) per share

The Company presents basic earnings / (loss) per share for each period in the financial statements. The earnings (loss) per share is calculated by dividing the earnings / (loss) of the period by the weighted average number of shares outstanding during the period. Diluted earnings per share, applicable in case of positive result, reflect the potential dilution that could occur if dilutive securities such as warrants or share options were exercised into common shares.

(I)
Preferred shares

Judgment was required in determining the classification of the preferred shares issued by the Company as either equity or liabilities. The preferred shareholders hold certain preference rights that include preferential distribution of proceeds in the case of liquidity events as defined in the shareholder agreements. Under IAS 32 the Company classified the Preferred Shares as liabilities. This applied to Series A, B and C shares as per Note 15.

(J)
Cash and cash equivalents and short-term financial assets

The Company considers all highly liquid investments with an original maturity of less than 3 months at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

Short-term financial assets are measured at amortized cost (approximates fair value) and are subsequently measured using the effective interest method. This method allocates interest income over the relevant period by applying the effective interest rate to the carrying amount of the asset. Gains and losses are recognized in the consolidated statements of loss when the asset is derecognized, modified or impaired.

(K)
Fair value measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including warrants. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: either directly or indirectly, quoted prices for similar assets or liabilities in active markets.
•
Level 3: unobservable inputs for the asset or liability to the extent that observable inputs are not available in situations in which there is little, if any, market activity for the asset or liability at the measurement date.

There was no change in the valuation techniques applied to financial instruments during all periods presented. There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group recognizes transfers into and out of fair value hierarchy levels at the end of the reporting period.

(L)
Property and equipment

All property and equipment are shown at cost, less subsequent depreciation and impairment. Cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight-line basis over the useful life, according to the following schedule:

Category	Useful life in years
Laboratory equipment	5 - 7
Laboratory fixtures and fittings	10
Office - IT tools	2 - 3
Office furniture and equipment	5

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is impaired immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposal or retirement of tangible fixed assets are determined by comparing the net proceeds received with the carrying amounts and are included in the consolidated statements of loss.

(M)
Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period (refer to Note 18). Any change in fair value is recognized in the Company’s consolidated statements of loss. The fair value of the public warrants traded in active markets is based on the quoted market prices at the end of the reporting period for such warrants. Since the private placement warrants have identical terms to the public warrants, the Company determined that the fair value of each private placement warrant is equivalent to that of each public warrant. Public warrant instruments are included in Level 1 and private warrants in Level 2 in the fair value hierarchy. Warrants were classified as short-term liabilities given the Company cannot defer the settlement for at least 12 months.

(N)
Intangible assets
(a)
Research and development costs

Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the consolidated statements of loss. Where, however, recognition criteria are met, internal development expenditure is capitalized and amortized on a straight-line basis over its useful economic life. The amortization of the licenses will start when the market approval is obtained.

(b)
Licenses

Licenses acquired are capitalized as intangible assets at historical cost and amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. These licenses are tested for impairment in the last quarter of each financial period, or when there is any indication for impairment.

Amortization of capitalized licenses is charged to research and development expenses.

(c)
Impairment of licenses

Impairment of capitalized licenses is charged to research and development expenses.

(O)
Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs of disposal and value-in-use.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets ("cash-generating units"). Impairment losses are recognized in the consolidated statements of loss. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.

(P)
Financial instruments

The principal financial instruments used by the Company are as follows:

•
Other current assets, excluding prepaid expenses
•
Accrued income
•
Short-term financial assets
•
Cash and cash equivalents
•
Trade payables
•
Accrued expenses and other payables
•
Lease liabilities
•
Warrant liabilities
•
Long-term financial debt

These financial instruments are carried at amortized cost.

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, trade payables, accrued expenses and other payables approximates their fair value. For details of the fair value hierarchy, valuation techniques, and significant unobservable inputs related to determining the fair value of long-term financial debt, refer to Note 21.

(a)
Other current assets, excluding prepaid expenses

The carrying amount of other receivables/current assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statements of loss. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of loss.

(b)
Accrued income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements.

(c)
Short-term financial assets

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

(d)
Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. These investments are readily convertible to known amounts of cash.

(e)
Trade payables

Trade payables are amounts due to third parties in the ordinary course of business. Trade payables are non-interest bearing and are normally settled on 45-day terms.

(f)
Accrued expenses and other payables

Accrued expenses and other payables are amounts provided for / due to third parties in the ordinary course of business. Accrued expenses and other payables are non-interest bearing.

(g)
Lease liabilities

Lease liabilities are measured at the present value of the expected contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement date of the lease is used.

(h)
Long-term financial debt

Long-term financial debt exclusively results from the issuance of preferred shares that qualify as financial liabilities under IAS 32. Long-term financial debt is carried at amortized cost, plus the accrued interest/preferred dividend payments that are due by the Group under certain conditions. Refer to Note 15 for further information.

(Q)
Employee benefits
(a)
Pension obligations

The Company operates a defined benefit pension plan for its Swiss-based employees, which is held in a multi-employer fund. The pension plan is funded by payments from employees and from the Company. The Company’s contributions to the defined contribution plans are charged to the consolidated statements of loss in the year to which they relate.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and the possible effect of the asset ceiling, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

When the Company has a surplus in the defined benefit pension plans, it measures the net defined benefit asset at the lower of:

•
The surplus in the defined benefit pension plans
•
The asset ceiling (being the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan), determined using the discount rate.

The Company does not expect any refunds or contribution reductions in case of a surplus in the defined benefit pension plan calculated per IAS 19, therefore no assets would be recognized in the Consolidated Statements of Financial Position.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

(b)
Employee participation

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (e.g. options) of the Company. The fair value of the awards granted in exchange of the employee services received is recognized as an expense.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of loss, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(R)
Earnout consideration

The Company recognizes the earnout consideration as a share-based contingent consideration within the scope of IFRS 2, and therefore equity classified as the earnout consideration ultimately settles in ordinary shares. The Company has determined that the fair value of the earnout shares should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. The fair value of total consideration transferred included in the calculation of the IFRS 2 share listing service expense will not be subsequently adjusted regardless of whether the price target is achieved or not. The earnout options granted to employees were determined to be compensation for the dilution to their previously held Legacy Oculis equity instruments. No additional compensation charge is recognized under IFRS 2 because no additional fair value was granted as a result of the earnout options.

(S)
Capitalization of transaction costs

The Company capitalizes transaction costs within Other current assets in the Company’s consolidated balance sheet when costs are directly attributable to new equity financing instrument (including business combination related transactions) when it is highly probable that the financing transaction will take place in the future. If and when the Company completes the transaction, capitalized transaction costs will be offset against the proceeds and will be recorded as a reduction of share premium within the Company’s consolidated balance sheet. If the Company determines that it is not highly probable that the transaction will be completed, the Company will write-off capitalized transaction costs incurred during that respective quarter in the consolidated statement of loss.

(T)
New standards and interpretations adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s principal accounting policies are set out in Note 3 of the Group’s consolidated financial statements and conform to IFRS Accounting Standards. Significant judgments and estimates are used in the preparation of the consolidated financial statements which, to the extent that actual outcomes and results may differ from these assumptions and estimates, could affect the accounting in the areas described in this section.

(A)
Impairment of licenses

The Group assesses whether there are any indicators of impairment for all licenses at each reporting date, which refers exclusively to the licenses of two specific product candidates: OCS-02 (Licaminlimab) and OCS-05. Given the stage of Oculis’ development activities and the importance of both products in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach, and second on the basis of the continued development feasibility of the relevant product candidate. Refer to Note 9.

(B)
Deferred income taxes

Deferred income tax assets are recognized for all unused tax losses only to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Judgment is required from management to determine the amount of tax asset that can be recognized, based on forecasts and tax planning strategies. Given the uncertainty in the realization of future taxable profits, no deferred tax asset on unused tax losses has been recognized as of December 31, 2023, 2022 and 2021. Refer to Note 7 (D).

(C)
Pension benefits

The present value of the pension obligations depends on several factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations. The independent actuary of the Group uses statistical based assumptions covering future withdrawals of participants from the plan and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could have a significant impact on the amount of pension income or expenses recognized in future periods.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Refer to Note 12.

(D) Share-based compensation

Stock options granted are valued using the Black-Scholes option-pricing model (see Note 13). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company's industry. The expected term represents the period that share-based awards are expected to be outstanding. The Company classifies its share-based payments as equity-classified awards as they are settled in ordinary shares. The Company measures equity-classified awards at their grant date fair value using a Black-Scholes option pricing model and does not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant-date amortized over the vesting period of the award using the graded method. The Company reclassifies a portion of vested awards to reserve for share-based payment as the awards vest. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(E)
Accounting for the Business Combination

In relation to the Business Combination, the following critical estimates and judgments were made:

•
Determining the accounting acquirer in the Business Combination

Despite EBAC being the legal acquirer, Legacy Oculis was determined to be the accounting acquirer for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, i) the shareholders of Legacy Oculis have a majority of the voting interest in the combined company; ii) Legacy Oculis’ operations comprise all of the ongoing operations of the combined company; and iii) Legacy Oculis’ management comprise all of the senior management of the combined company.

•
Business Combination accounted for within the scope of IFRS 2

EBAC was a Special Purpose Acquisition Company and therefore does not meet the definition of a business under IFRS 3 as it has no operations and the related BCA cannot be treated as a business combination. The Business Combination was accounted for as a continuation of Legacy Oculis financial statements with a deemed issuance of shares by the Company accompanied by a recapitalization of the Company’s equity. The excess of fair value of the shares deemed issued by the Company over EBAC’s identifiable net assets has been recorded as share-based payment expense in accordance with IFRS 2 and represents a public listing service received by the Company.

•
Capitalized transaction costs

Legacy Oculis and EBAC incurred costs such as legal, accounting, auditing, printer fees and other professional fees directly related to the Business Combination (“Transaction costs”). Transaction costs directly associated with equity issuance qualify for capitalization and are accounted for as a deduction of share premium. To capture costs associated with the new equity, the Company allocated capitalizable transaction costs to the various transaction components (equity issuance and listing) at the percentages of 38.0% and 62.0% for new shares and old shares, respectively.

5.
BUSINESS COMBINATION AND FINANCING ACTIVITIES

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement ("BCA") between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement ("PIPE") investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis' ordinary shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol "OCS" for its ordinary shares and “OCSAW” for its public warrants.

Under the terms of the BCA, EBAC formed four new legal entities (i) Oculis, (ii) Oculis Merger Sub I Company ("Merger Sub 1"), (iii) Merger Sub 2, and (iv) Oculis Operations. After two consecutive mergers between Merger Sub 1 and EBAC, and EBAC and

Merger Sub 2, EBAC and Merger Sub 1 ceased to exist and Merger Sub 2 was the surviving company. During the third quarter of 2023, the Company gave effect in its financial statements to the impending dissolution of Merger Sub 2, which is expected to be completed in the second quarter of 2024. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income, were reclassified from equity to the Consolidated Statements of Loss for the year ended December 31, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the year ended December 31, 2023.

As a result of the BCA and as of the acquisition closing date on March 2, 2023:

•
Each issued and outstanding share of EBAC Class A ordinary shares (including those held by the PIPE investors) and share of EBAC class B ordinary shares were converted into one ordinary share of Oculis.
•
Each issued and outstanding EBAC public warrant and EBAC private placement warrant ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms.
•
Each issued and outstanding ordinary share and preferred share of Legacy Oculis before the closing of the Business Combination were converted into ordinary shares of Oculis at the then effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends.
•
Oculis assumed the CLAs and the investors exercised their conversion rights in exchange for ordinary shares of Oculis at CHF 9.42 or $10.00 per ordinary share, on the same terms as the PIPE investors.
•
All outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the effective exchange ratio with all other terms remaining unchanged.
•
The redemption of 11,505,684 shares of EBAC Class A ordinary shares resulted in a reduction of CHF 110.7 million or $117.5 million in cash and cash equivalents in the EBAC trust prior to the consummation of the transactions at a redemption price of approximately CHF 9.62 or $10.21 per share. The proceeds from non-redeemed shareholders amounted to CHF 12.0 million or $12.8 million.
•
The EBAC sponsor forfeited 727,096 shares of EBAC Class B ordinary shares upon signing the BCA and an additional 795,316 shares of EBAC Class B ordinary shares as a result of the level of redemptions by EBAC public shareholders. The fair value of the total forfeited shares as of the acquisition closing date of March 2, 2023 was CHF 16.0 million.

PIPE and CLA financing

In connection with the BCA, EBAC entered into subscription agreements with the PIPE investors for an aggregate of 7,118,891 shares of EBAC Class A ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 67.1 million or $71.2 million.

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan with certain conversion rights with substantially the same terms as the PIPE investors. Following the mergers, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.5 million or $19.7 million.

Together, the PIPE and CLA financing resulted in aggregate gross cash proceeds of CHF 85.6 million or $90.9 million to Oculis in exchange for 9,085,891 ordinary shares.

Merger and listing expense

The Business Combination is accounted for as a capital re-organization. As EBAC does not meet the definition of a business in accordance with IFRS 3 Business Combinations, the BCA is accounted for within the scope of IFRS 2 Share-based Payment.

The Business Combination is treated as the equivalent of the Company issuing shares for the net assets of EBAC as of the acquisition closing date, accompanied by a recapitalization. The net assets of EBAC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of CHF 10.54 or $11.19 per share (price of EBAC ordinary share at the closing date) over the value of EBAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares.

This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”. The expense is non-recurring in nature and represents a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

	Per share value (in CHF as of March 2, 2023)	Shares	March 2, 2023 (in CHF thousands)
Fair value of equity consideration issued by the Company
EBAC public shareholders	10.54	12,754,784	134,435
EBAC sponsor class B	10.54	3,188,696	33,609
EBAC sponsor class A	10.54	455,096	4,797
Redemptions of EBAC public shareholders	10.54	(11,431,606)	(120,489)
Sponsors shares forfeiture	10.54	(1,596,490)	(16,827)
Total consideration transferred		3,370,480	35,525
Less net assets of EBAC			(662)
Merger and listing expense			34,863

March 2, 2023
(in CHF thousands)
Net assets of EBAC
Cash and cash equivalents	11,547
Public & private warrants	(2,136)
Deferred underwriting fee	(3,108)
Accrued transaction costs	(4,400)
Others	(1,241)
Net assets of EBAC	662

Capitalization

The following summarizes the actual ordinary shares issued and outstanding and the ownership interests of Oculis immediately after the Business Combination:

	Shares	%
Issuance of ordinary shares to Legacy Oculis shareholders in connection with BCA (1)	20,277,002	61.9%
Issuance of ordinary shares in connection with closing of the PIPE financing	7,118,891	21.7%
Issuance of ordinary shares under CLA	1,967,000	6.0%
Ordinary shares owned by sponsors	2,047,302	6.3%
Ordinary shares owned by EBAC public shareholders	1,323,178	4.1%
Total (2)	32,733,373	100.0%

(1)
As a result of the BCA, Oculis issued 20,277,002 ordinary shares to Legacy Oculis shareholders in exchange for:
•
3,306,771 Legacy Oculis ordinary shares at the exchange ratio of 1.1432 (the “Exchange Ratio”), after cancellation of 100,000 Legacy Oculis treasury shares.
•
12,712,863 Legacy Oculis preferred shares outstanding immediately prior to the acquisition closing date exchanged at various exchange ratios determined in accordance with the terms of the BCA – see below.

(2)
In addition to the shares already issued, the following contingently issuable equity instruments were granted:
•
3,793,995 earnout shares, 369,737 earnout options, 4,251,595 public warrants and 151,699 private warrants assumed from EBAC. The earnout shares are contingently forfeitable if the price targets are not achieved during the earnout period.
•
1,762,949 outstanding converted options after application of the Exchange Ratio.

	Legacy Oculis shares outstanding prior to the Business Combination	Exchange ratios	Oculis ordinary shares issued to Legacy Oculis shareholders upon closing of Business Combination
Ordinary shares	3,406,771
Treasury shares cancelled	(100,000)
Ordinary shares after cancellation of treasury shares	3,306,771	1.1432	3,780,399
Preferred shares:
Series A	1,623,793	1.1432	1,856,370
Series B1	2,486,188	1.4154	3,518,922
Series B2 T1	1,675,474	1.3900	2,328,872
Series B2 T2	426,378	1.3310	567,508
Series B2 T3	603,472	1.3142	793,082
Series C T1	5,337,777	1.2658	6,756,580
Series C T2	362,036	1.2205	441,854
Series C T3	197,745	1.1804	233,415
Total preferred shares	12,712,863	1.2976	16,496,603

Total	16,019,634		20,277,002

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, transaction of Oculis during the earnout period.

Public offering of ordinary shares

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5, 2023, closed the issuance and sale in a public offering of 3,500,000 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 36.6 million or $40.3 million before deducting underwriting discounts, commissions and offering expenses.

In addition, the Company granted the underwriters an option to purchase additional ordinary shares which was partially exercised on June 13, 2023, leading to an additional purchase of 154,234 ordinary shares and gross proceeds of CHF 1.6 million or $1.7 million before deducting underwriting discounts, commissions and offering expenses. After giving issuance to these additional shares, Oculis sold a total of 3,654,234 ordinary shares in the offering for aggregate gross proceeds of CHF 38.2 million or $42.0 million, before deducting underwriting discounts, commissions and offering expenses. All of the underwriters' unexercised options to purchase additional shares expired on June 30, 2023.

The Company intends to use the net proceeds from this offering, together with its existing resources, to advance its development programs in particular Diabetic Macular Edema and for other ophthalmic indications, and for working capital and general corporate purposes.

6.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reportable segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
Intangible assets	12,206	12,206	-	-	-	-	12,206	12,206
Property and equipment, net	17	24	253	338	18	3	288	365
Right-of-use assets	-	-	687	758	68	-	755	758
Total	12,223	12,230	940	1,096	86	3	13,249	13,329

7.
INCOME AND EXPENSES

(A)
GRANT INCOME

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the year ended December 31, 2023, is CHF 0.9 million compared to CHF 0.9 million and CHF 1.0 million for the same periods in 2022 and 2021, respectively. Refer to Note 11.

(B)
OPERATING EXPENSES

The tables below show the breakdown of the Total operating expenses by category:

in CHF thousands	For the years ended December 31,
	Research and development expenses			General and administrative expenses			Total operating expenses
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Personnel expense	6,509	4,608	4,407	7,029	4,449	2,416	13,538	9,056	6,823
Payroll	4,796	4,313	4,189	5,134	3,939	2,306	9,930	8,252	6,495
Share-based compensation expense	1,713	295	218	1,895	510	110	3,608	804	328
Operating expenses	22,738	17,616	5,161	10,458	6,615	2,208	68,059	24,231	7,369
External service providers	22,256	17,205	4,786	7,695	2,294	1,681	29,951	19,499	6,467
Other operating expenses	258	184	189	2,700	4,249	478	2,958	4,433	667
Depreciation of property and equipment	106	111	78	19	20	10	125	132	88
Depreciation of right-of-use assets	118	116	108	44	52	39	162	167	147
Merger and listing expense(1)	-	-	-	-	-	-	34,863	-	-
Total	29,247	22,224	9,568	17,487	11,064	4,624	81,597	33,288	14,192

(1) Merger and listing expense is presented separately from research and development or general and administrative expenses on the consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

(C)
FINANCE RESULT

in CHF thousands	For the years ended December 31,
	2023	2022	2021
Finance income	1,429	126	21
Finance expense	(1,315)	(6,442)	(5,120)
Fair value adjustment on warrant liabilities	(3,431)	-	-
Foreign currency exchange gain (loss)	(4,664)	49	(193)
Finance result	(7,981)	(6,267)	(5,292)

Finance result in 2022 and 2021 represented mainly interest expense related to the preferred dividend owed to the holders of Legacy Oculis preferred Series B and C shares (refer to Note 15). Preferred Series B and C shares qualified as liabilities under IAS 32 and the related accrued dividends as interest expense. The preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 5).

Finance income consists primarily of interest income earned from the Company's short-term financial assets.

Refer to Note 18 for further discussions of the fair value gain/(loss) on warrant liabilities. The foreign currency translation differences recycling is related to the Merger Sub 2 entity and its impending dissolution, discussed further in Note 5.

Financial result as presented in the statements of cash flows is comprised of interest and the foreign exchange effect on cash and financial assets, net.

(D)
INCOME TAX AND DEFERRED TAX

	For the years ended December 31,
in CHF thousands	2023	2022	2021
Current income tax expense	(127)	(90)	(22)
Deferred tax income (expense)	20	35	(5)
Total tax expense	(107)	(55)	(27)

The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which ranged between approximately 8.3% and 25.0% for 2023, 2022 and 2021 in the tax jurisdictions in which the Group operates. The weighted average tax rates applicable to the profits of the consolidated entities were 12.7%, 13.9% and 13.6% for the years 2023, 2022 and 2021, respectively. This decrease is due to changes in the mix of the taxable results and the changes in tax rates of the individual group companies. The tax on the Group's profit / (loss) before tax differs from the statutory amount that would arise using the weighted average applicable tax rate as follows:

	For the years ended December 31,
in CHF thousands	2023	2022	2021
Groups average expected tax rate	12.7%	13.9%	13.6%
Accounting loss before income tax	(88,695)	(38,643)	(18,524)
Taxes at weighted average income tax	11,294	5,380	2,521
Effect of unrecorded tax losses	(10,520)	(4,468)	(1,869)
Effect of non-deductible expenses	(6,041)	(968)	(679)
Effect of non-taxable income	5,103	-	-
Effect of other items	57	-	-
Total tax expense	(107)	(55)	(27)

As of December 31, 2023, 2022 and 2021, the Group has tax losses which arose mainly in Switzerland that are available for offset against future taxable profits of the company until expiration. Deferred tax assets have not been recognized in respect of these losses in Switzerland as it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. Given the amount of tax losses has not been yet validated by the Tax Authorities, there could be potentially still be subject to material adjustments.

This does not affect the management assumption on the going concern hypothesis of the Group. Below is the maturity of the Group reportable losses:

	As of December 31,
in CHF thousands	2023	2022
2025	16,733	16,733
2026	13,113	13,113
2027	12,437	12,437
2028	14,865	14,865
2029	31,786	31,790
2030	81,509	-
Total	170,443	88,938

The Group did not recognize the following temporary differences:

	As of December 31,
in CHF thousands	2023	2022
Pension	728	91
Tax losses in Switzerland	170,443	88,938
Leasing	(150)	(125)
Intangible asset	(4,025)	(4,025)
Total	166,996	84,879

As of December 31, 2023 and 2022 the Company had recognized deferred tax assets of CHF 44 thousand and CHF 24 thousand, respectively, and no deferred tax liabilities.

8.
PROPERTY AND EQUIPMENT, NET

The following tables present the movements in the book values of property and equipment, net:

in CHF thousands	Lab - equipment	Lab - fixtures and fittings	Office equipment & hardware	Total
Acquisition cost:
Balance as of December 31, 2021	555	195	101	851
Acquisitions	45	-	20	65
Balance as of December 31, 2022	600	195	121	916
Acquisitions	18	-	30	48
Balance as of December 31, 2023	618	195	151	964

	Lab - equipment	Lab - fixtures and fittings	Office equipment & IT tools	Total
Accumulated depreciation:
Balance as of December 31, 2021	(305)	(59)	(55)	(420)
Depreciation expense	(70)	(28)	(34)	(132)
Balance as of December 31, 2022	(375)	(87)	(89)	(551)
Depreciation expense	(89)	(19)	(17)	(125)
Balance as of December 31, 2023	(464)	(106)	(106)	(676)

Carrying amount:
Balance as of December 31, 2022	225	108	32	365
Balance as of December 31, 2023	154	89	45	288

9.
INTANGIBLE ASSETS

The following tables summarize the movement of intangibles assets:

in CHF thousands	Licenses	Total
Acquisition cost:
Balance as of December 31, 2021	8,724	8,724
Additions	3,482	3,482
Balance as of December 31, 2022	12,206	12,206
Additions	-	-
Balance as of December 31, 2023	12,206	12,206

Carrying amount:
As of December 31, 2022	12,206	12,206
As of December 31, 2023	12,206	12,206

Intangible assets as of December 31, 2023 and 2022 were CHF 12.2 million and represent licenses purchased under license agreements with Novartis and Accure. Intangible assets as of December 31, 2021 were CHF 8.7 million and represented licenses purchased under a license agreement with Novartis. The Novartis license agreement was dated as of December 19, 2018 between Legacy Oculis and Novartis and relates to a novel topical anti-TNFα antibody, renamed OCS-02 (Licaminlimab), for ophthalmic indications. The license agreement between Legacy Oculis and Accure, dated as of January 29, 2022, relates to the exclusive global licensing of its OCS-05 (formerly ACT-01) technology. This license agreement contained an upfront payment of CHF 3.0 million and reimbursement of development related costs of CHF 0.5 million. The Company intends to advance the development of OCS-05 with a focus on multiple ophthalmology neuroprotective applications.

(A)
Intangible assets amortization

The products candidates related to the capitalized intangible assets are not yet available for use. The amortization of the licenses will start when the market approval is obtained.

(B)
Annual impairment testing

Oculis performs an assessment of its licenses in the context of its annual impairment test. Given the stage of Oculis’ development activities and the importance of the relevant product candidates, OCS-02 (Licaminlimab) and OCS-05, in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach and second on the basis of the continued development feasibility of both candidates.

Oculis performs its annual impairment tests on its entire portfolio of research and development assets, by deriving the fair value from an observable valuation for the entire Company determined via its stock market price quoted in Nasdaq as per the reporting date. The fair value of the asset portfolio is derived by deducting the carrying value of tangible assets and the remaining assets, which consist primarily of short-term financial assets and cash and cash equivalents, from the Company valuation.

OCS-02 and OCS-05, are additionally tested for impairment by assessing their probability of success. Assessments include reviews of the following indicators, and if the candidate fails any of these indicators the entire balance is written off:

•
Importance allocated to the candidate within Oculis’ development portfolio, including future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future development;
•
Consideration of the progress of technical development and clinical trials, including obtaining technical development reports, efficacy and safety readout data, and discussions with regulatory authorities for new trials; and
•
Consideration of market potentials supported where available by external market studies, and assessments of competitor products and product candidates.

In 2023, 2022 and 2021, reviews of all these indicators for OCS-02 and OCS-05 (in 2023 and 2022) was positive. No impairment losses were recognized in 2023, 2022 and 2021.

10.
RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The following table presents the right-of-use assets, which are related to our Iceland and U.S. facilities:

in CHF thousands	Right-of-use assets
	2023	2022
Balance as of January 1,	758	855
Indexation for the period	47	70
New lease	118	-
FX revaluation	(6)	-
Depreciation charge for the period	(162)	(167)
Balance as of December 31,	755	758

There are no variable lease payments which are not included in the measurement of lease obligations. Expected extension options have been included in the measurement of lease liabilities.

The following table presents the lease obligations:

in CHF thousands	Lease liabilities
	2023	2022
Balance as of January 1,	(633)	(770)
New lease	(118)	-
FX revaluation	35	48
Indexation for the period	(47)	(70)
Interest expense for the period	(42)	(45)
Lease payments for the period	200	204
Balance as of December 31,	(605)	(633)

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Current	(174)	(142)
Non-current	(431)	(491)
Total	(605)	(633)

11.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of the Other current assets by category:

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Prepaid clinical and technical development expenses	6,748	1,586
Prepaid general and administrative expenses	1,412	1,208
VAT receivable	328	165
Total	8,488	2,959

The increase in prepaid clinical and technical development expenses as of December 31, 2023 compared to prior year relates to the commencement of significant clinical trials in the fourth quarter of 2023.

The table below shows the movement of the accrued income for the years ended December 31, 2023 and 2022:

in CHF thousands	2023	2022
Balance as of January 1,	912	760
Accrued income recognized during the period	883	912
Payments received during the period	(915)	(726)
Foreign exchange revaluation	(4)	(34)
Balance as of December 31,	876	912

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. The aid in Iceland is granted as a reimbursement of paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

12.
PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT PLANS

The Company’s Swiss pension plan is classified as a defined benefit plan under IFRS Accounting Standards. Employees of the Icelandic, French, Hong Kong and American subsidiaries are covered by local post-retirement defined contribution plans.

(A)
Iceland pension

Pension costs are charged to the consolidated statements of loss when incurred. Iceland pension expenses of CHF 0.1 million were recorded in 2023, 2022 and 2021.

(B)
French retirement plan

Pension costs are charged to the consolidated statements of loss when incurred. In 2023, pension costs amounted to CHF 41 thousand, CHF 42 thousand in 2022 and CHF 47 thousand in 2021.

(C)
U.S. retirement plan

The U.S. entity adopted a 401(k) defined contribution plan effective December 1, 2020. Accrued employer contribution was CHF 48 thousand for 2023. There were no employer contributions made in 2022 and 2021.

(D)
Hong Kong

Pension costs are charged to the consolidated statements of loss when incurred. CHF 3 thousand and CHF 4 thousand were recorded related to Hong Kong pension expenses in 2023 and 2022. The subsidiary in Hong Kong did not employ any personnel in 2021. Consequently, there was no pension expense in 2021.

(E)
Switzerland pension plan

The Company’s Swiss entity is affiliated to a collective foundation administrating the pension plans of various unrelated employers that qualifies as defined benefit plan under IAS 19. For employees in Switzerland, the pension fund provides post-employment, death-in-service and disability benefits in accordance with the Swiss Federal Law on Occupational Retirement, Survivor’s and Disability Pension Plans which specifies the minimum benefits that are to be provided.

The pension plan of the Company’s Swiss entity is fully segregated from the ones of other participating employers. The collective foundation has reinsured all risks with an insurance company. The most senior governing body of the collective foundation is the Board of Trustees. All governing and administration bodies have an obligation to act in the interests of the plan beneficiaries.

The retirement benefits are based on the accumulated retirement capital, which is made of the yearly contributions towards the old age risk by both employer and employee and the interest thereon until retirement. The employee contributions are determined based on the insured salary, depending on the age, staff level and saving amount of the beneficiary. The interest rate is determined annually by the governing body of the collective plan in accordance with the legal framework, which defines the minimum interest rates.

If an employee leaves the pension plan before reaching retirement age, the law provides for the transfer of the vested benefits to a new pension plan. These vested benefits comprise the employee and the employer contributions plus interest, the money originally brought into the pension plan by the beneficiary and an additional legally stipulated amount. On reaching retirement age, the plan beneficiary may decide whether to withdraw the benefits in the form of an annuity or (entirely or partly) as a lump-sum payment. The annuity is calculated by multiplying the balance of the retirement capital with the applicable conversion rate.

All actuarial risks of the plan, e.g. old age, invalidity and death-in-service or investment, are fully covered by insurance. However, the collective foundation is able to withdraw from the contract with the Company at any time, in which case the Company would be required to join another pension plan. In addition, the risk premiums may be adjusted by the insurance company periodically.

The Company's Swiss pension plan is fully reinsured with Swiss Life (“Swiss Life Business Protect”), therefore the plan assets are 100% covered by an insurance contract. The insurance company bearing the investment risk is also making these investments on behalf of the collective foundation. As a result, the assets of the plan consist of a receivable from the insurance police.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss Law. The insurance policy has been treated as a qualifying insurance policy and therefore the pension assets are presented as one asset and are not desegregated and presented in classes that distinguish the nature and risks of those assets.

The following tables summarize the components of net benefit expense recognized in the consolidated statements of loss, amounts recognized in the balance sheet and gains/(losses) recognized in other comprehensive loss.

in CHF thousands	For the years ended December 31,
Actuarial gains / (losses) recognized in other comprehensive loss:	2023	2022
On plan assets	(70)	26
On obligation	(738)	718
Total	(808)	744

in CHF thousands	For the years ended December 31,
Net benefit expense (recognized in personnel costs):	2023	2022
Current service cost	(391)	(446)
Interest cost on benefit obligation	(149)	(31)
Interest income	147	26
Impact of plan changes	-	37
Administration cost	(7)	(6)
Net benefit income / (expense)	(400)	(420)

in CHF thousands	As of December 31,
Benefit asset / (liability)	2023	2022
Defined benefit obligation	(9,930)	(6,494)
Fair value of plan assets	9,202	6,403
Net benefit asset / (liability)	(728)	(91)

The impact of plan changes relates mainly to the changes of applicable rates for converting mandatory savings when employees retire (see also below).

Changes in the present value of the defined benefit obligation are as follows:

	As of December 31,
in CHF thousands	2023	2022
Defined benefit obligation at January 1,	(6,494)	(5,666)
Interest cost	(149)	(31)
Current service cost	(391)	(446)
Administrative expenses	(7)	(6)
Contributions paid by participants	(3,710)	(1,686)
Employees' contributions	(247)	(185)
Benefits paid from plan assets	1,806	770
Impact of plan changes	-	37
Actuarial gains / (losses)	(738)	718
Defined benefit obligation at December 31,	(9,930)	(6,494)

Changes in the fair value of plan assets are as follows:

	As of December 31,
in CHF thousands	2023	2022
Fair value of plan assets at January 1,	6,403	4,821
Expected return	147	26
Contributions by employer	571	429
Employees' contributions	247	185
Benefits paid from plan assets	(1,806)	(770)
Contributions paid by participants	3,710	1,686
Actuarial gains / (losses)	(70)	26
Fair value of plan assets at December 31,	9,202	6,403

The Group expects to contribute CHF 0.6 million to its defined benefit pension plan in 2024. The average duration of the plan was 14.7 years and 14.0 years as of December 31, 2023 and 2022, respectively.

The principal assumptions used in determining pension benefit obligations for the Group's plan are shown below:

	As of December 31,
	2023	2022
Discount rate	1.45%	2.30%
Future salary increases	1.20%	1.20%
Future pensions increases	0.00%	0.00%
Retirement age	M65/F64	M65/F64
Demographic assumptions	BVG 2020 GT	BVG 2020 GT

In regard to the underlying estimates for the calculation of the defined benefit pension liabilities the Company updated, among other minor updates, the discount rate assumption to 1.45%, 2.30% and 0.35% as of December 31, 2023, 2022 and 2021, respectively. All the actuarial assumption changes resulted in an actuarial loss of defined benefit pension liabilities of CHF 0.8 million. The net result is an increase of defined benefit pension liabilities of CHF 0.1 million as of December 31, 2022 to CHF 0.7 million as of December 31, 2023. Other assumptions for defined benefit pension liabilities remain unchanged.

In 2023, the guaranteed interest to be credited to employees' savings was 1.00% (same as in 2022) for mandatory retirement savings, and 0.25% for supplementary retirement savings. Given current Swiss interest environment, the Company updated the estimated interest to be credited to employees’ savings up to 1.45%. The applicable rate for converting mandatory savings at age 65 for male and 64 for female employees retiring in 2023 was 6.20% and will be reduced to 5.90% for male and female for 2024 and 5.68% for women and 5.65% for men for 2025 and further reductions are expected in subsequent years. The rate for converting supplementary savings to an annuity remains stable at 4.49% for years 2023, 2024, 2025 and subsequent years for male employees and 4.54% in 2023, 2024 and 2025 and subsequent years for female employees.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumptions as of December 31, 2023 and 2022 is shown below:

in CHF thousands	Discount rate		Future salary increase		Mortality assumptions
Assumptions as of December 31, 2023	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(9,582)	(10,317)	(9,980)	(9,880)	(10,039)	(9,811)
Decrease/(increase) from actual defined benefit obligation	348	(387)	(50)	50	(109)	119

Assumptions as of December 31, 2022	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(6,274)	(6,741)	(6,527)	(6,462)	(6,553)	(6,429)
Decrease/(increase) from actual defined benefit obligation	221	(247)	(32)	32	(58)	65

The sensitivity analysis above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

13.
SHARE BASED PAYMENT

On March 2, 2023, the Company adopted a new Stock Option and Incentive Plan Regulation 2023 ("2023 Plan") which allows for the grant of equity incentives, including share-based options, stock appreciation rights ("SARs"), restricted shares and other awards. The 2023 Plan lays out the details for the equity incentives for talent acquisition and retention purposes.

Each grant of share-based options made under the 2023 Plan entitles the grantee to acquire ordinary shares from the Company with payment of the exercise price in cash. In the case of SARs, the intention of the Company is settling in equity. For each grant of share-based options or SARs, the Company issues a grant notice, which details the terms of the options or SARs, including number of shares, exercise price, vesting conditions and expiration date. Options granted under the 2023 Plan vest over periods ranging from one to four years and expire one day before the tenth anniversary of the grant date. The specific terms of each grant are set by the Board of Directors.

The 2023 Plan reflects the revised capital structure of the Company following completion of the Business Combination. As a result, all option holders holding options under the prior Stock Option and Incentive Plan Regulation 2018 (”2018 Plan”) prior to the close of the Business Combination exchanged their options held in Legacy Oculis for newly issued options to purchase ordinary shares of Oculis (“Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the Exchange Ratio with all other terms remaining unchanged. The comparative fair value calculation of options using the Black-Scholes model before and after the merger concluded there was no significant change in value. The exchange of equity awards under the 2018

Plan for equity awards under the 2023 Plan was determined to be a modification in accordance with IFRS 2 – Share-based payment. The Group will continue to record the related expense per the original valuation and vesting period without incremental charges.

Option awards and SARs

Each share-based option or SAR granted under the 2023 Plan entitles the grantee to acquire common shares from the Company with cash payment of the exercise price. For each grant of share-based options or SARs, the Company provides a grant notice which details the terms of the option, including exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value of options and SARs granted during the year ended December 31, 2023 was CHF 5.24 or $5.83 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2022 was CHF 1.66 or $1.74 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2021 was CHF 1.26 or $1.38 per share.

The Black-Scholes fair value of SARs was determined using assumptions that were not materially different from those used to value options. The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of options and SARs granted during the years indicated:

	For the years ended December 31,
	2023	2022	2021
Weighted average share price at the date of grant (1)	USD 8.30 (CHF 7.46)	USD 3.57 (CHF 3.41)	USD 2.95 (CHF 2.70)
Range of expected volatilities (%) (2)	68.7-83.8	96.3	82.1
Expected term (years) (3)	6.25	2.50	2.50
Range of risk-free interest rates (%) (1)(4)	3.5-4.8	0.7	0.0
Dividend yield (%)	0.0	0.0	0.0

(1) Following the NASDAQ listing in 2023, the equity award exercise price is now denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.

(2) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company's industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate in 2023 is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term. Prior to 2023, the risk-free interest rate was based on Switzerland Short-Term Government Bonds with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SAR activity under the 2023 Plan for the following periods:

	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1, 2021	1,116,045	1.96	2026-2029
Granted	341,794	2.36	2030
Forfeited	(168,749)	2.09	2027-2028
Outstanding as of December 31, 2021	1,289,090	2.05	2026-2030
Exercisable at December 31, 2021	759,324	1.90	2026-2030
Outstanding as of January 1, 2022	1,289,090	2.05	2026-2030
Granted	629,295	2.98	2031
Forfeited	(94,273)	2.35	2023-2030
Exercised	(61,163)	1.85	2026-2027
Outstanding as of December 31, 2022	1,762,949	2.39	2027-2031
Exercisable at December 31, 2022	819,603	1.97	2027-2031
Outstanding as of January 1, 2023	1,762,949	2.39	2027-2031
Options granted(2)	1,614,000	7.49	2033
SARs granted	134,765	7.27	2033
Earnout options granted	369,737	0.01	2028
Forfeited(2)(3)	(302,299)	2.62	2033
Exercised(3)	(112,942)	2.43	2028-2032
Outstanding as of December 31, 2023	3,466,210	4.50	2027-2033
Exercisable at December 31, 2023	1,164,513	2.21	2028-2033

(1) Retroactive application of the recapitalization effect due to the BCA for activity prior to March 2, 2023, the Exchange Ratio was applied to the number of options and the weighted average exercise price was divided by the same exchange ratio.

(2) Pursuant to the BCA, all outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”). The exchange of Legacy Oculis 2018 Plan options for converted 2023 Plan options is not reflected in the table above. Refer to Note 5 - Business Combination and Financing Activities for further details.

(3) Forfeited amount includes earnout options forfeited during the year ended December 31, 2023. No SARs have been exercised or forfeited during the year ended December 31, 2023.

Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of December 31, 2023 have exercise prices ranging from CHF 1.84 to CHF 11.66. The weighted average remaining contractual life of options and SARs outstanding as of December 31, 2023 was eight years. The weighted average contractual life of options outstanding as of December 31, 2022 was seven years.

Restricted Stock Awards

Each restricted stock award granted under the 2018 Plan was immediately exercised and the expense was recorded at grant date in full. The Company is holding call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date. For each restricted stock award granted, the Company issues a grant notice, which details the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant are set by the Board of Directors. Restricted shares are granted and expensed at fair value. No restricted stock awards were granted under the 2023 Plan during the years ended December 31, 2023 and 2022.

The number and weighted average exercise prices of restricted stock awards outstanding under the 2023 Plan are as follows (recast after applying the Exchange Ratio to reflect the impact of the BCA):

	Number of Restricted Stock Awards	Weighted average exercise price (CHF)
Issued and exercised as of January 1, 2021	745,512	1.58
Granted and exercised during 2021	441,419	1.99
Issued and exercised as of December 31, 2021	1,186,931	1.73
Not subject to repurchase at December 31, 2021	710,338	1.59
Issued and exercised as of January 1, 2022	1,186,931	1.73
Issued and exercised as of December 31, 2022	1,186,931	1.73
Not subject to repurchase at December 31, 2022	934,044	1.66
Issued and exercised as of January 1, 2023	1,186,931	1.73
Issued and exercised as of December 31, 2023	1,186,931	1.73
Not subject to repurchase at December 31, 2023	1,088,838	1.71

Share-based compensation expenses

The total expense recognized in the consolidated statements of loss for share options granted amounted to CHF 3.6 million for the year ended December 31, 2023, CHF 0.8 million for the year ended December 31, 2022, and CHF 0.3 million for the year ended December 31, 2021. No expense was recognized during the years ended December 31, 2023 or 2022 related to restricted stock awards. For the year ended December 31, 2021 the Company recognized CHF 1.0 million of expense related to restricted stock awards. The reserve for share-based payment increased from CHF 2.0 million as of December 31, 2021 to CHF 2.8 million as of December 31, 2022, and to CHF 6.4 million as of December 31, 2023.

14.
CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

Cash and cash equivalents consist primarily of cash balances held at banks and in the currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
Swiss Franc	19,144	7,216	33,532	-
US Dollar	16,610	9,741	15,148	-
Euro	2,020	2,350	4,644	-
Iceland Krona	542	383	-	-
Other	11	96	-	-
Total	38,327	19,786	53,324	-

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

15.
LONG-TERM FINANCIAL DEBT

As of December 31, 2022, Legacy Oculis had 12,712,863 preferred shares for a nominal amount of CHF 1.4 million. These shares were divided into 1,623,793 registered "A Series" shares of CHF 0.10 each, 5,191,512 registered "B Series" of CHF 0.10 each, 5,699,813 registered "C1a Series" shares (denominated in USD) of CHF 0.10 each and 197,745 registered "C1b Series" shares (denominated in USD) of CHF 0.50 each.

All preferred shares had a liquidation preference corresponding to their respective initial purchase price. Furthermore, the "B Series" and "C Series" shares included a preferred dividend payment of 6.0% (as a compounded interest) and the corresponding deemed interest expense of CHF 1.3 million was accrued for the period from January 1 to March 2, 2023. The cumulative interest expense accrued up to December 31, 2022 amounted to CHF 17.0 million. The nominal amounts (for "A, B and C Series") and the accrued preferred dividend resulted in a long-term debt of CHF 124.8 million as of March 2, 2023.

On March 2, 2023, at closing of the Business Combination, all preferred shares of Legacy Oculis were converted into ordinary shares of Oculis at the effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends (refer to Note 5). The movement of the long-term financial debt is shown below:

in CHF thousands
	Series A shares	Series B shares	Series C shares	Total
Balance as of December 31, 2021	8,179	48,569	56,754	113,502
Issuance of shares	-	-	2,030	2,030
Transaction costs	-	-	(54)	(54)
Interest	-	2,797	3,546	6,343
FX revaluation	-	-	628	628
Balance as of December 31, 2022	8,179	51,366	62,904	122,449
Interest	-	519	747	1,266
FX revaluation	-	-	1,087	1,087
Conversion of Legacy Oculis preferred shares into Oculis ordinary shares	(8,179)	(51,885)	(64,738)	(124,802)
Balance as of December 31, 2023	-	-	-	-

16.
SHAREHOLDERS' EQUITY
(A)
Share capital and premium

As a result of the Business Combination, the Company has retroactively restated the number of shares as of December 31, 2020, 2021 and 2022 to give effect to the Exchange Ratio under the BCA as explained in Note 5:

	Number of shares				In CHF thousands
	Legacy Oculis ordinary shares	Legacy Oculis restricted share awards	Legacy Oculis treasury shares	Oculis ordinary shares (1)	Share capital (2)	Treasury shares (2)	Share premium
Balance as of December 31, 2020 (effect of the recapitalization)	2,646,629	745,511	(114,323)	-	34	(1)	9,773
Restricted shares awards	-	441,419	-	-	4	-	872
Transaction costs	-	-	-	-	-	-	(12)
Balance as of December 31, 2021 (effect of the recapitalization)	2,646,629	1,186,930	(114,323)	-	38	(1)	10,632
Stock option exercised	61,163	-	-	-	1	-	119
Transaction costs	-	-	-	-	-	-	(9)
Balance as of December 31, 2022 (effect of the recapitalization)	2,707,792	1,186,930	(114,323)	-	39	(1)	10,742
Reorganization following Business Combination	(2,707,792)	(1,186,930)	114,323	-	(39)	1	-
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	-	-	-	3,780,399	38	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	-	-	-	16,496,603	165	-	124,637
Issuance of ordinary shares to PIPE investors	-	-	-	7,118,891	71	-	66,983
Issuance of ordinary shares under CLA	-	-	-	1,967,000	20	-	18,348
Issuance of ordinary shares to sponsor	-	-	-	2,047,302	20	-	34,843
Issuance of ordinary shares to non-redeemed shareholders				1,323,178	13	-	12,001
Reorganization	-	-	-	-	-	-	(11,352)
Transaction costs related to the business combination	-	-	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	-	-	-	3,654,234	36	-	38,143
Transaction costs related to the public offering	-	-	-	-	-	-	(3,361)
Stock option exercised	-	-	-	112,942	1	-	273
Issuance of shares in connection with warrant exercises	-	-	-	149,156	2	-	1,726
Balance as of December 31, 2023	-	-	-	36,649,705	366	-	288,162

(1) Fully paid-in registered shares with a par value of CHF 0.01

(2) Recasted Legacy Oculis shares through the date of the Business Combination

(B)
Conditional Capital

The conditional capital at December 31, 2023 amounted to a maximum of CHF 176,089.41 split into 17,608,941 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 50,000.00 through the issuance of a maximum of 5,000,000 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 78,355.44 through the issuance of a maximum of 7,835,544 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

As of December 31, 2023, 112,942 options have been exercised and associated ordinary shares have been issued using the conditional share capital for employee benefit plans (refer to Note 13). These shares were not registered yet in the commercial register as of December 31, 2023.

•
Conditional share capital for EBAC public and private warrants:

CHF 44,032.94 through the issuance of a maximum of 4,403,294 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

As of December 31, 2023, 149,156 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for EBAC public and private warrants (refer to Note 18). These shares were not registered yet in the commercial register as of balance sheet date.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

(C)
Treasury shares

The Group cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination. No treasury shares were outstanding as of December 31, 2023.

(D) Capital band

The Company has a capital band between CHF 365,273.68 (lower limit) and CHF 543,684.52 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 178,410.84 by issuing up to 17,841,084 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit or decrease the share capital to the lower limit at any time and as often as required until March 2, 2028. In Q2 2023, 3,654,234 shares were issued from this capital band.

17.
TRADE PAYABLES, ACCRUED EXPENSES AND OTHER PAYABLES

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Trade payables	(7,596)	(3,867)
Total	(7,596)	(3,867)

The increase in trade payables as of December 31, 2023 compared to prior year relates to the commencement of several clinical trials in the fourth quarter of 2023 requiring upfront invoicing by vendors.

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Product development related expenses	2,801	4,805
Personnel related expenses	2,301	2,249
General and administration related expenses	765	957
Other payables	81	-
Total	5,948	8,011

18.
WARRANT LIABILITIES

Pursuant to the BCA and the Warrant Assignment and Assumption Agreement executed in connection with the BCA, the Company has assumed 4,251,595 EBAC public warrants and 151,699 EBAC private warrants from EBAC, and issued 4,403,294 warrants as of March 2, 2023 with substantially the same terms. Each warrant entitles the registered holder to purchase one ordinary share at a price of CHF 9.68 or $11.50 per share, subject to certain adjustments, exercisable at any time commencing 30 days after the acquisition closing date, provided that the Company has an effective registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the warrants. This registration statement was filed with the SEC and declared effective on May 1, 2023. The warrants will expire on March 2, 2028.

As of March 2, 2023, the Company recognized the warrant liabilities at fair value of CHF 2.1 million. For the year ended December 31, 2023, the Company recognized a fair value loss in the Statement of Loss of CHF 3.4 million leading to an increase of the warrant liability up to CHF 5.4 million as of December 31, 2023. The exercise of 149,156 public warrants at a price of CHF 10.26 (average value of effective rate) or $11.50 per share for the year period ended December 31, 2023 resulted in a reduction of CHF 0.2 million to the liability, an additional CHF 1.5 million of cash and an increase of CHF 1.7 million in shareholder's equity (refer to Note 16).

The movement of the warrant liability is illustrated below:

in CHF thousands (except share number of warrants)	Warrant liabilities	Share number of outstanding public and private warrants
Balance as of January 1, 2023	-	-
Issuance of assumed warrants from EBAC	2,136	4,403,294
Fair value loss on warrant liability	3,431	-
Exercise of public and private warrants	(197)	(149,198)
Balance as of December 31, 2023	5,370	4,254,096

The number of exercised warrants abovementioned of 149,198 warrants includes 149,156 EBAC warrants exercised in 2023 and an additional number of 42 EBAC warrants that are still formally part of the Company's conditional share capital, although they will not become exercisable because of the fractional conversion rate and rounding methodology applied when converting the initial warrants from EBAC into the Company's warrants.

19.
COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Oculis entered into an agreement with Novartis, under which Oculis licensed a novel topical anti-TNFα antibody, now named as Licaminlimab, or OCS-02, for ophthalmic indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from high one digit to low teens, based on sales thresholds. As of December 31, 2019, Oculis has paid in full the contractual non-refundable upfront fee of CHF 4.7 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 81.6 million or $97.0 million. Oculis expects to reach the first milestone payment of CHF 4.2 million or $5.0 million in 2028. Royalties are based on net sales of licensed products, depending on the sales volumes reached.

Commitments related to Accure license agreement

On January 29, 2022, the Company entered into a License Agreement with Accure for the exclusive global licensing of its OCS-05 technology. Under this agreement, Oculis licensed a novel neuroprotective drug candidate, now renamed as OCS-05, for ophthalmic and other indications (refer to Note 9). As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens, based on sales thresholds. As of December 31, 2023, Oculis has paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 94.3 million or $112.1 million. In case of a commercialization, sublicense revenues will be subject to further royalty payments. The initial potential milestones under the agreement are IND approval by the U.S. FDA for the intravenous formulation of OCS-05 and completion of the first PoC clinical trial for AON for a combined amount of CHF 1.0 million or $1.2 million. These milestones are estimated to be reached toward the end of 2024 or beginning of 2025.

Commitments related to Rennes University Collaboration Research agreement

On January 31, 2022, the Company entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the research performed by Rennes University and CNRS, Oculis is obligated to pay a non-refundable cost contribution of CHF 0.2 million or EUR 0.2 million. As of December 31, 2023, Oculis paid a contractual non-refundable cost contribution of CHF 0.1 million or EUR 0.1 million. Following completion of the research services, the parties shall sign a commercial agreement based on predefined development and commercial milestone payments and royalties on net sales of licensed products as defined in the collaboration research agreement. Oculis has not reached any milestones or royalties thresholds. If the commercial agreement was signed by the parties and development and commercial milestone payments were reached, Oculis would be obligated to pay additional CHF 6.5 million or EUR 7.0 million and royalties ranging from low to mid-single digit percentage on net sales. In case of sublicense revenues, Oculis shall be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of December 31, 2023, commitments for external research projects amounted to CHF 50.5 million, compared to CHF 13.1 million as of December 31, 2022, as detailed in the schedule below. The increase in commitments year over year is primarily due to the initiation of clinical trials in the last quarter of 2023.

in CHF thousands	As of December 31, 2023	As of December 31, 2022
Within one year	23,625	12,145
Between one and five years	26,867	978
Total	50,492	13,123

20.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation expenses were:

in CHF thousands	For the years ended December 31,
	2023	2022	2021
Salaries, cash compensation and other short-term benefits	3,067	3,506	3,071
Payroll expenses related to restricted share	-	-	951
Pension expense	320	227	264
Share-based compensation expense	2,543	535	251
Total	5,930	4,268	4,537

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of individuals reported as key management was reduced from 7 to 6 for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The number of individuals reported for the Board of Directors increased from 1 to 3 for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

21.
FINANCIAL INSTRUMENTS / RISK MANAGEMENT

Categories of financial instruments:

As indicated in Note 3, all financial assets and liabilities are shown at amortized cost, except for warrant liabilities that are held at fair value. The following table shows the carrying amounts of financial assets and liabilities:

in CHF thousands
Financial assets	As of December 31, 2023	As of December 31, 2022
Financial assets - non-current	45	50
Other current assets, excluding prepaids	328	166
Accrued income	876	912
Short-term financial assets	53,324	-
Cash and cash equivalents	38,327	19,786
Total	92,900	20,914

in CHF thousands
Financial liabilities	As of December 31, 2023	As of December 31, 2022
Trade payables	7,596	3,867
Accrued expenses and other payables	5,948	8,011
Lease liabilities	605	633
Warrant liabilities	5,370	-
Long-term financial debt related to preferred shares/accrued dividend	-	122,449
Total	19,519	134,960

Below is the net debt table of liabilities from financing activities:

in CHF thousands	Preferred shares	Leasing	Warrant liabilities	Total
Net debt as of December 31, 2021	(113,502)	(770)	-	(114,272)
Cashflows	(2,030)	204	-	(1,825)
Interest calculated on Series B & C shares	(6,343)	-	-	(6,343)
Transaction costs related to 2021	54	-	-	54
Interest calculated on leases	-	(45)	-	(45)
Indexation for the period	-	(70)	-	(70)
FX revaluation	(628)	48	-	(580)
Net debt as of December 31, 2022	(122,449)	(633)	-	(123,082)
Cashflows	-	200	-	200
Interest calculated on Series B & C shares	(1,266)	-	-	(1,266)
Issuance of warrants	-	-	(2,136)	(2,136)
Fair value (gain)/loss on warrant liability	-	-	(3,431)	(3,431)
Exercise of public and private warrants	-	-	197	197
Addition of US lease	-	(118)	-	(118)
Interest calculated on leases	-	(42)	-	(42)
Indexation for the period	-	(47)	-	(47)
FX revaluation	(1,087)	35	-	(1,052)
Conversion of Legacy Oculis preferred shares into Oculis ordinary shares	124,802	-	-	124,802
Net debt as of December 31, 2023	-	(605)	(5,370)	(5,975)

Fair values

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaids, accrued income, trade payables and accrued expenses and other payables approximates their fair value.

The warrant liabilities are measured at fair value on a recurring basis, refer to Note 3.

Legacy Oculis preferred shares, presented as long-term financial debt as described in Note 15, had been converted into Oculis ordinary shares. The conversion occurred in March 2023. As of December 31, 2022, the fair value of preferred shares was determined from similar or identical instruments issued by the Company. This level 2 value resulted in a fair value of CHF 115.7 million compared to a book value of CHF 122.4 million.

Risk assessment

Since 2018 the Company implemented an Internal Control System (ICS), which includes a risk assessment. The ultimate responsibility of the risk management is of the Board of Directors and a yearly review takes place during one of the Board of Directors meetings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2023, if the listed price of the warrants had moved by 5% with all other variables held constant, the net loss for the period would have been lower/higher by CHF 0.3 million. As of December 31, 2022, the Company did not hold any warrant liabilities.

Foreign currency risks

Since 2020, Oculis has established a presence in the U.S., France and Hong Kong with local currencies in U.S. Dollar (USD), Euro (EUR) and Hong Kong Dollar (HKD), respectively. In 2023, foreign currency risks primarily relate to cash and cash equivalents, short term financial assets, prepaid expenses, trade payables and accrued expenses denominated in U.S. Dollar and Euro, with immaterial amounts recorded in ISK and HKD.

The following table demonstrates the impact of a possible change in USD and EUR against CHF in regard to monetary assets and liabilities denominated in local functional currencies, as well as the impact of foreign currency risk on the Company's consolidated net loss:

	As of December 31, / For the years ended
in CHF thousands	2023		2022
Change in rate	Net exposure in CHF	Impact on loss	Net exposure in CHF	Impact on loss
+5.0% USD	21,667	1,083	9 577	479
-5.0% USD	21,667	(1,083)	9 577	(479)
+5.0% EUR	4,049	202	2,176	109
-5.0% EUR	4,049	(202)	2,176	(109)

Interest rate risk

The Company’s long-term financial debt, which resulted from the issuance of preferred shares as indicated in Note 15, bore a deemed interest resulting from the preferred dividend, due under certain circumstances, at a fixed rate of 6.0% per year until their conversion on March 2, 2023 in connection with the Business Combination. The other financial instruments of the Group are not bearing interest and are therefore not subject to interest rate risk.

Hedging activities

There are no hedging activities within the Group.

Credit risk

As of December 31, 2023, the maximum exposure is the carrying amount of the Company’s cash, cash equivalents and short-term financial assets are mainly held with two financial institutions, each with a high credit rating of A+ assigned by international credit-rating agencies. Management focuses on diversification strategies and monitors counterparties’ ratings to minimize exposure.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity management is performed by Group finance based on cash flow forecasts which are prepared on a rolling basis and focuses mainly on ensuring that the Group has sufficient cash to meet its operational needs. The Group’s liquidity needs have been historically satisfied through the issuance of preferred shares, the Business Combination, PIPE and CLA financings, and the follow-on offering, discussed further in Note 5.

All of the Company’s financial instruments, except long-term financial debt and the long-term portion of the lease liabilities are due within one year.

in CHF thousands	As of December 31, 2023	Less than one year	Over one year	As of December 31, 2022	Less than one year	Over one year
Trade payables	7,596	7,596	-	3,867	3,867
Accrued expenses and other payables	5,948	5,948	-	8,011	8,011	-
Long-term financial debt	-	-	-	170,988	-	170,988
Lease liability	681	210	471	743	149	594
Total	14,225	13,754	471	183,609	12,027	171,582

Long-term financial debt as of December 31, 2022 resulted from the issuance of preferred shares as indicated in Note 15.

Capital management

Since its incorporation, the Group has primarily funded its operations through capital increases, and at the current development stage, the Group frequently raises new funds to finance its projects. Refer to Notes 15 and 16 for further details.

22.
LOSS PER SHARE

As a result of the Business Combination, the Company has retroactively restated the weighted average number of outstanding shares prior to March 2, 2023 to give effect to the Exchange Ratio. The following table sets forth the loss per share calculations for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023	2022	2021
Net loss for the period attributable to Oculis shareholders - in CHF thousands	(88,802)	(38,698)	(18,552)

Weighted-average number of shares used to compute loss per share basic and diluted for the periods ended December 31, 2022 and December 31, 2021, Legacy Oculis ordinary shares	-	2,989,434	2,777,589
Exchange Ratio	-	1.1432	1.1432
Weighted-average number of shares used to compute basic and diluted loss per share for the periods ended December 31, 2022 and December 31, 2021, Legacy Oculis ordinary shares (as restated)	-	3,417,521	3,175,340
Weighted-average number of shares used to compute basic and diluted loss per share for the period ended December 31, 2023, Oculis ordinary shares	29,899,651	-	-

Basic and diluted net loss per share for the period, ordinary shares	(2.97)	(11.32)	(5.84)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

The number of potentially dilutive securities prior to the Business Combination have been adjusted by the Exchange Ratio to reflect the equivalent number in the Company.

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Share options issued and outstanding	3,096,473	1,762,949	1,289,090
Earnout options	369,737	-	-
Share and earnout options issued and outstanding	3,466,210	1,762,949	1,289,090
Restricted shares subject to repurchase	98,094	252,880	476,581
Earnout shares	3,793,995	-	-
Public warrants	4,102,397	-	-
Private warrants	151,699	-	-
Total	11,612,395	2,015,829	1,765,671

23.
SUBSEQUENT EVENTS

There are no material subsequent events to report and no events out of the ordinary course of business.